UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

VIASYS Healthcare Inc.

(Name of Subject Company)

Eagle Merger Corp.,

a wholly owned subsidiary of

Cardinal Health, Inc.

(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92553Q209

(CUSIP Number of Class of Securities)

Ivan K. Fong, Esq.

Chief Legal Officer and Secretary

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Telephone: (614) 757-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,667,555,149.50	$51,193.94

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $42.75 per share by 39,007,138, the number of shares of common stock, par value $0.01 per share (“Shares”), of VIASYS Healthcare Inc. (“VIASYS”) outstanding on a fully diluted basis as of May 8, 2007, as represented by VIASYS in the Agreement and Plan of Merger with Cardinal Health, Inc., which Shares consist of (a) 33,340,002 Shares issued and outstanding, (b) 3,548,271 Shares subject to issuance upon exercise of outstanding options, (c) 225,352 Shares subject to issuance pursuant to outstanding restricted stock units, (d) 78,000 Shares subject to issuance pursuant to outstanding deferred stock awards, (e) 1,583,641 Shares reserved for future grant and issuance under the VIASYS stock plan and (e) 231,872 Shares reserved for future issuance under the VIASYS employee stock purchase plan.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,193.94. Form or Registration No.: Schedule TO.	Filing Party: Cardinal Health, Inc. and Eagle Merger Corp. Date Filed: May 23, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on May 23, 2007, as amended by Amendment No. 1 filed on June 6, 2007 (as amended, the “Schedule TO”), by Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of Cardinal Health (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of VIASYS Healthcare Inc., a Delaware corporation (“VIASYS”), for $42.75 per Share (plus, if the first acceptance for payment by Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per Share for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 11, 2007 (the “Merger Agreement”), among Cardinal Health, Offeror and VIASYS.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“As previously indicated, Cardinal Health filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 22, 2007. The required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on June 6, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007

CARDINAL HEALTH, INC.

By:	/s/ Jeffrey W. Henderson
Name: Jeffrey W. Henderson
Title: Chief Financial Officer

EAGLE MERGER CORP.

By:	/s/ Jeffrey W. Henderson
Name: Jeffrey W. Henderson
Title: Treasurer